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MEDICURE’S AGGRASTAT® HIGHLIGHTED IN EXPERT OPINION JOURNAL

WINNIPEG, Manitoba – (April 20, 2007) Medicure Inc. (TSX:MPH; Amex:MCU), a cardiovascular drug discovery and development company, today announced that AGGRASTAT® (tirofiban), indicated for the treatment of acute coronary syndrome, is the focus of an article titled, “Current strategies with high-dose tirofiban”, in the April edition of the peer reviewed journal Expert Opinion on Drug Metabolism & Toxicology. The article’s lead authors are Dr. Debabrata Mukherjee, from the Gill Heart Institute at the University of Kentucky and Dr. Marco Roffi, from the Division of Cardiology, University Hospital, Zurich, Switzerland. Medicure acquired the exclusive U.S. rights to AGGRASTAT®, in August 2006.

“This paper highlights the emerging strategies for high-dose bolus tirofiban utilization in percutaneous coronary intervention (PCI),” commented Dr. Marco Roffi. “The available data suggests that high-dose bolus tirofiban may be as effective and safe as abciximab in patients undergoing PCI. These findings, combined with tirofiban’s price advantage may explain the emerging utilization of high-dose bolus tirofiban as an alternative treatment to abciximab for PCI patients.”

Important Information About AGGRASTAT®

AGGRASTAT® was approved by the Food and Drug Administration on May 14, 1998.

AGGRASTAT®, in combination with heparin, is indicated for the treatment of acute coronary syndrome, including patients who are to be medically managed and those undergoing percutaneous transluminal coronary angioplasty (PTCA) or atherectomy.

AGGRASTAT® is contraindicated in patients with known hypersensitivity to any component of the product; active internal bleeding or a history of bleeding diathesis within the previous 30 days; or a history of intracranial hemorrhage, intracranial neoplasm, arteriovenous malformation, or aneurysm. Other contraindications to AGGRASTAT® include: a history of thrombocytopenia following prior exposure to AGGRASTAT®; history of stroke within 30 days or any history of hemorrhagic stroke; major surgical procedure or severe physical trauma within the previous month; history, symptoms, or findings suggestive of aortic dissection. AGGRASTAT® is also contraindicated in patients with: severe hypertension (systolic blood pressure >180 mmHg and/or diastolic blood pressure >110 mmHg); concomitant use of another parenteral GP IIb/IIIa inhibitor; or acute pericarditis.

Bleeding is the most common complication encountered during therapy with AGGRASTAT®. Administration of AGGRASTAT® is associated with an increase in bleeding events classified as both major and minor bleeding events, by criteria developed by the Thrombolysis in Myocardial Infarction Study group (TIMI). Most major bleeding associated with AGGRASTAT® occurs at the arterial access site for cardiac catherterization. AGGRASTAT® should be used with caution in patients with platelet count <150,000/mm3 and in patients with hemorrhagic retinopathy. Because AGGRASTAT® inhibits platelet aggregation, caution should be employed when it is used with other drugs that affect hemostasis. The safety of AGGRASTAT® when used in combination with thrombolytic agents has not been established. During therapy with AGGRASTAT®, patients should be monitored for potential bleeding. When bleeding cannot be controlled with pressure, infusion of AGGRASTAT® and heparin should be discontinued.

The recommended dosage of AGGRASTAT® in most patients is administered intravenously, at a rate of 0.4 mcg/kg/min for 30 minutes and then continued at 0.1 mcg/kg/min. The AGGRASTAT® high-dose bolus referenced in the Expert Opinion article represents an investigational dosage regime. Please see full prescribing information.

About Medicure Inc.

Medicure is a biopharmaceutical company focused on the research, development and commercialization of novel compounds to treat cardiovascular disorders. The Company's solid position in this field is highlighted by the following:

  Two drugs, MC-1 & MC-4232, in late stage clinical development
  Four positive Phase II trials completed with MC-1
  FDA Fast Track designation for MC-1
  U.S. rights to AGGRASTAT® (tirofiban)
  Dual action antithrombotic, MC-45308, with positive preclinical results

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecule anti-ischemics and antithrombotics towards human clinical studies.

This press release contains forward-looking statements, as defined under applicable securities legislation, that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise except as required by law. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the Company’s stage of development, lack of product revenues, additional capital requirements, risks associated with the completion of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence on collaborative partners and the ability to meet its debt obligations. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. Additional risks and uncertainties relating to the Company and its business can be found in the “Risk Factors” section of its Form 20F for the year ended May 31, 2006.

For more information, please contact:
Derek Reimer	Adam Peeler
Chief Financial Officer	Manager of Investor &
Public Relations

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com